Exhibit 4.3
DESCRIPTION OF REGISTERED SECURITIES
Spok Holdings, Inc., a Delaware corporation (the “Company,” “we” or “our”), currently has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s common stock, $0.0001 par value per share (“Common Stock”) and the preferred stock purchase rights discussed in “Preferred Stock Purchase Rights” below.
The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Second Amended and Restated Bylaws (the “Bylaws”). For additional information please refer to the Certificate of Incorporation, Bylaws, Certificate of Designations of Series A Junior Participating Preferred Stock and the Rights Agreement (as defined below) each of which are exhibits to our Annual Report on Form 10- K, and applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”).
Authorized Capital Stock
We are authorized to issue a total of 100,000,000 shares of capital stock consisting of:
•75,000,000 shares of Common Stock; and
•25,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).
Our Board of Directors is expressly authorized to provide for the classification and reclassification of any unissued shares of Common Stock or Preferred Stock and the issuance thereof in one or more classes or series without the approval of our stockholders. There are no shares of our Preferred Stock currently outstanding. The Common Stock shall be subject to all of the rights, privileges, preferences and priorities of any series of Preferred Stock as may be set forth in the certificate of designations filed to establish such series of Preferred Stock.
Common Stock
Voting Rights
Each outstanding share of our Common Stock will be entitled to one vote per share.
Dividends
The holders of record of our Common Stock will be entitled to receive dividends, when, as, and if declared by our Board of Directors, out of any assets legally available for the payment of dividends thereon.
Liquidation Rights
In the event of our dissolution, liquidation or winding up, subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock, holders of record of our Common Stock will be entitled to receive any assets made available for distribution to our stockholders ratably in proportion to the number of shares held by them.
Preemptive Rights
The holders of our Common Stock do not have preemptive rights to purchase or subscribe for our capital stock or other securities.
Regulatory Restrictions
Outstanding shares of our Common Stock may be redeemed by action of our Board of Directors to the extent necessary to prevent the loss of any governmental license or franchise, the holding of which is conditioned upon stockholders possessing prescribed qualifications.

Transfer Restrictions
We have certain favorable consolidated tax attributes that may be available to offset our consolidated taxable income. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of these tax attributes, our Certificate of Incorporation contains provisions that, under certain circumstances, would restrict transfers by or to any 5% shareholder of our Common Stock or any transfer that would cause a person or group of persons to become a 5% shareholder of our Common Stock. For a more full description of these provisions, see our Certificate of Incorporation. Our stockholders are advised to carefully monitor their ownership of our Common Stock and consult their own legal advisors and/or us to determine whether their ownership of our Common Stock approaches the proscribed level.
Preferred Stock Purchase Rights
On September 2, 2021, we entered into a Rights Agreement between the Company and Computershare Trust Company, N.A. as Rights Agent (as amended from time to time, the “Rights Agreement”) that was approved by the Board of Directors of the Company.
In connection with the Rights Agreement, a dividend was declared of one Preferred Stock purchase right (individually, a “Right” and collectively, the “Rights”) for each share of our Common Stock outstanding at the close of business on September 17, 2021 (the “Record Date”). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until August 31, 2022 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-tenth of a share of Series A Junior Participating Preferred Stock, par value $0.00001 per share (the “Series A Preferred”), of the Company at a price of $50.95 per one one-tenth of a share of Series A Preferred (the “Purchase Price”).
One Right was distributed to stockholders of the Company for each share of Common Stock owned of record on September 17, 2021. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. The following is a summary of the material terms of the Rights Agreement.
Rights Certificates; Exercise Period; Term
Until the earlier to occur of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% (20% in the case of a passive institutional investor) or more of the Common Stock (an “Acquiring Person”) or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates, or, with respect to any uncertificated Common Stock registered in book entry form, by notation in book entry, in either case together with a copy of the Summary of Rights attached as Exhibit C to the Rights Agreement. Under the Rights Agreement, synthetic ownership of Common Stock in the form of derivative securities counts towards the ownership threshold, to the extent actual shares of Common Stock equivalent to the economic exposure created by the derivative security are directly or indirectly beneficially owned by a counterparty to such derivative security.

The Rights Agreement provides that any person who beneficially owned 10% (20% in the case of a passive institutional investor) or more of the Common Stock immediately prior to the first public announcement of the adoption of the Rights Agreement, together with any affiliates and associates of that person (each an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement unless an Existing Holder becomes the beneficial owner of one or more additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or subdivision of the outstanding Common Stock) and upon acquiring such additional shares, the Existing Holder beneficially owns 10% (20% or more in the case of a passive institutional investor) or more of the Common Stock then outstanding.
The Rights will be transferred only with the Common Stock until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire on August 31, 2022, subject to the Company’s right to extend such date, unless earlier redeemed or exchanged by the Company or terminated. The Rights will at no time have any voting rights.
Rights and Preferences of Preferred Stock
Each share of Series A Preferred purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share or, if greater, an aggregate dividend of ten times the dividend, if any, declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment of $10 per share (plus any accrued but unpaid dividends), provided that such holders of the Series A Preferred will be entitled to an aggregate payment of ten times the payment made per share of Common Stock. Each share of Series A Preferred will have ten votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of the Common Stock are exchanged, each share of Series A Preferred will be entitled to receive ten times the amount received per share of Common Stock. The Series A Preferred will not be redeemable. The Rights are protected by customary anti-dilution provisions. Because of the nature of the Series A Preferred’s dividend and liquidation rights, the value of one one-tenth of a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
Equitable Adjustments
The Purchase Price payable, and the number of one one-tenths of a share of Series A Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred, (ii) upon the grant to holders of the Series A Preferred of certain rights or warrants to subscribe for or purchase Series A Preferred or convertible securities at less than the current market price of the Series A Preferred or (iii) upon the distribution to holders of the Series A Preferred of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in shares of Series A Preferred (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

Flip-in and Flip-over Trigger
In the event that a person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and shares of the Common Stock were not changed or exchanged in such merger, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.
Exchange Feature
At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for shares of Common Stock at an exchange rate of one share of Common Stock per Right (subject to adjustment).
Qualifying Offer
In the event that the Company receives a Qualifying Offer, the holders of record of at least 10% or more of the shares of Common Stock then outstanding (excluding shares of Common Stock that are beneficially owned by the person making the Qualifying Offer) may submit to the Board of Directors a written demand requesting that the Board of Directors call a special meeting of the Company’s stockholders for the purpose of voting on whether or not to exempt such Qualifying Offer from the terms of the Rights Agreement. Such a special meeting may be requested not earlier than 70 nor later than 90 business days following the commencement of a Qualifying Offer. If the Board of Directors has received a demand for such a special meeting that is proper and timely pursuant to the terms of the Rights Agreement, such special meeting shall be convened within 180 business days following commencement of the Qualifying Offer. If such special meeting is not convened within such 180 business day period or at such special meeting, holders of a majority of the voting power of shares of Common Stock entitled to vote thereon vote in favor of exempting the Qualifying Offer, then the Qualifying Offer shall be deemed exempt from the Rights Agreement as of such 180th business day or the date on which the results of such special meeting are certified. In any event, upon the effective date of the exemption of the Rights, the right to exercise the Rights with respect to the Qualifying Offer will terminate.
For purposes of the Rights Agreement, a “Qualifying Offer” is defined generally as a fully financed all-cash tender offer or an exchange offer for common stock of the offeror, or a combination thereof, in each case for all of the outstanding shares of Common Stock at the same per-share consideration, that is determined to have the following characteristics, among other things: (a) is commenced under certain rules of the Securities Exchange Act of 1934, as amended; (b) meets certain price requirements; (c) does not result in an investment banking firm issuing an inadequacy opinion; (d) if it is an exchange offer, permits due diligence of the offeror by the Company’s representatives and after such due diligence an investment banking firm issues an opinion stating that the offer is fair from a financial point of view; (e) does not require due diligence of the Company; (f) will remain open for a certain period of time or longer if there is any increase in the consideration offered or if any bona fide alternative offer is commenced; (g) is conditioned on the tender of at least a majority of the voting power of the outstanding shares of Common Stock not held by the offeror; (h) the offeror has committed to consummate a second step transaction to acquire, at the same consideration, any shares not tendered; (i) may not be amended in a way adverse to a tendering stockholder; (j) certain facts and representations are certified by the offeror and the offeror’s Chief Executive Officer and Chief Financial Officer; and (k) if it is an exchange offer, the offeror’s common stock meets certain requirements. For purposes of the Rights Agreement, “fully financed” means that the offeror has sufficient funds for the offer and related expenses, which shall be evidenced as indicated in the Rights Agreement.
Redemption and Amendment
The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.
Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company, or a duly authorized committee thereof, for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or any affiliate or associate of an Acquiring Person).
Anti-Takeover Effects
The Rights are designed to assure that all of the Company’s stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 10% (20% or more in the case of a passive institutional investor) or more of the Common Stock on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a person or group has become an Acquiring Person.
Additional Anti-Takeover Considerations
In addition to the items described above, the following provisions of our Certificate of Incorporation and Bylaws could be deemed to have an anti-takeover effect and could delay, defer or prevent a takeover attempt that a stockholder might consider to be in the stockholders’ best interests.
•Advance notice of director nominations and matters to be acted upon at meetings. Our Bylaws contain advance notice requirements for nominations for directors to our Board of Directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.
•Board size. Our Bylaws provide that the number of directors that shall constitute the whole Board of Directors shall be determined from time to time by resolution of the Board of Directors, and any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
•Special Meetings of Stockholders. Our Certificate of Incorporation provides that special meetings of stockholders for any purpose or purposes may be called at any time by the holders of at least twenty-five percent (25%) of the outstanding voting stock of the Company, a majority of the Board of Directors, the Chairman of the Board or the Chief Executive Officer, but such special meetings may not be called by any other person or persons.
•Preferred Stock. Preferred Stock may be issued with terms that have the effect of delaying, deferring or preventing a change in our control or making it more difficult to remove our management.

We are subject to Section 203 of the DGCL (“Section 203”). Under Section 203 a corporation is prohibited from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation’s voting stock for a three-year period following the time the stockholder became an interested stockholder, unless:
•prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.
A business combination generally includes:
•mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;
•specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and
•other transactions resulting in a disproportionate financial benefit to an interested stockholder.
The provisions of Section 203 do not apply to a corporation if, subject to requirements set forth in the statute, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.
We have not adopted any provision in our Certificate of Incorporation or Bylaws to “opt-out” of Section 203, which will be applicable to business combinations involving us.